Mail Stop 6010

November 7, 2006

Steven R. Carlson
Chief Executive Officer
Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, CA 90802

> **Re: Obagi Medical Products, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed October 24, 2006**
> **File No. 333-137272**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note that in the disclosure addressed by comments 10 and 11 in the second and third paragraphs on page 1 and in the last paragraph on page 3, you state that "preliminary results have shown enhanced patient outcomes" and you refer to "positive interim clinical results." Please relocate these outcome- or result-oriented disclosures to the Business section, where they can be put in the

appropriate context. Include the following in the discussion in the Business section:

- Explain why the results are interim or preliminary. If all subjects have not been tested, you should disclose the total number of subjects to be tested and the number for whom you already have data. If you have not performed statistical analysis, you should provide appropriate disclosure.
- Explain the difference between reporting preliminary results and reporting final test results with statistical analysis.

2. We note that in response to comment 11, you state in the second sentence of the third paragraph in the "Obagi Medical Products" discussion that the acne and skin-elasticity product candidates are "comprised of OTC products as well as products classified as cosmetics." Please clarify whether the acne product is a cosmetic, drug, or new drug and whether the skin-elasticity product is a cosmetic, drug, or new drug.

3. We note your response to comment 12.

- Since you are paying them to conduct a clinical trial on your principal product, your relationship with the American Society of Plastic Surgeons appears to be material. Therefore, please file the written agreement as an exhibit.
- Since you mention the agreement, you should provide further context by discussing its material terms in the Business section, including the amount of the grant, the duration, termination provisions, and any other material provisions.
- We note the grant is "unrestricted." Please clarify the implications of it being unrestricted rather than restricted.

4. We note that in response to comment 20, you expanded the second bullet point on page 5 and added the risk factor titled "The FDA has issued a notice of proposed rulemaking . . ." on page 14.

- Please clearly state in both the bullet point and the risk factor that the FDA is considering regulating hydroquinone products as new drugs, as disclosed on page 91.
- Please revise the risk factor so it lists your products and systems that contain hydroquinone. Also discuss in the risk factor the potential negative consequences to your company if the FDA were to decide to regulate hydroquinone products as new drugs.

To sustain our continued growth, we will need to increase . . . , page 12

5. We note your response to comment 18, and we reissue the comment. Please state your best estimate as to the approximate number of employees you will need to hire during the next twelve months and the cost of doing so. Please note we are not requesting an "accurate[] forecast," but only an approximation based on your current business plan. Although forecasts do not always turn out to be completely accurate, investors are entitled to know your current plans.

Because we currently have no commercial manufacturing capabilities . . . , page 13

6. We note you identify Triax Pharmaceuticals in this risk factor in response to comment 19. Please discuss in your Business section the material terms of your agreement with Triax, including the payment arrangements, termination provisions, duration, and any other material terms.

Use of Proceeds, page 32

7. We note the revisions pursuant to comment 29, and we reissue the comment in part because it does not appear you have provided some of the requested information. Please identify which products you plan to develop with the proceeds, and state an approximate dollar amount you anticipate spending on each product. Clarify what you anticipate the proceeds will enable you to do with each product.

8. We note you now state you plan to use the proceeds for "new indications of [your] existing products." Please identify the products, the approximate amount you plan to spend on each, the new indications for each, and where in the development process you currently believe the proceeds will enable you to take each.

Critical Accounting Policies and Use of Estimates, page 45

Stock-based Compensation, page 49

9. Your disclosures on pages 50 and F-43 continue to refer to "an independent valuation expert" and to an "independent appraisal firm" engaged to perform valuations of the company's stock. As such, please name the third-party valuation expert and the independent appraisal firm, update the "Expert" section of the filing, and include a consent or remove the language that suggests that management relied on the work of a valuation expert and on the work of an independent appraisal firm.

10. Refer to your response to comment 37. When you have determined your IPO price, please discuss each significant factor that contributed to the difference between the fair value as of the date of each grant and (1) the estimated IPO price for your retrospective valuations, or (2) the fair value as determined by your valuation specialist for your contemporaneous valuations.

11. Refer to the last paragraph of your response to comment 39. Please provide us supplementally the list of the milestone events that occurred between the valuation date and the work performed by the third party valuation expert and explain why these were considered not significant.

12. Please clarify on pages 50 and 51 the methodology used in valuing your stock and tell us why your methodology is appropriately applied. If you used both a market and income approach, please clarify in the filing that there were no significant differences between the valuation approaches. In addition, please disclose any other assumptions used in the methodology, other than the marketability discount discussed on page 52.

Clinical Studies, page 84

13. We note you included this section in response to comment 41. You state on page 69 that "clinical studies have demonstrated that the use of [your] products results in skin that looks and acts younger and healthier." This statement appears to apply to all of your products; however, this "Clinical Studies" section describes the details of only one clinical trial, involving the Obagi Nu-Derm System. Please either revise the sentence on page 69 to clarify that it applies only to the Obagi Nu-Derm System or expand this "Clinical Studies" discussion to describe in detail the studies concluding that the statement is true for each of your other products as well. The discussion for each study should identify the product, endpoints, study design, and results, including p-values.

14. You state on page 1 of your filing that the Obagi Nu-Derm System "has been shown to enhance the skin's overall health by correcting photo-damage at the cellular level." Please describe the study upon which this statement is based. Your discussion should clearly explain why it is appropriate to conclude from the study that the product "correct[s] photo-damage at the cellular level."

15. Please define mottled hyperpigmentation and laxity.

Intellectual Property, page 88

16. We note the discussion of the JR Chem agreement in response to comment 19. Please discuss the material terms of this agreement, including a description of the

licensed technology, the payment arrangements, duration, termination provisions, and any other material terms.

17. We note the discussion of the Avon agreement in response to comment 25. Please disclose the payment arrangements, termination provisions, and any other material terms of the agreement.

Government Regulation, page 90

18. We note the table in your response to comment 50. Please include this table in the filing so that this basic information about each of your material products and product candidates is in one succinct place. Add to the table a column stating whether each product is prescription or over-the-counter, as requested by the comment. Note that although we do not object to its inclusion, we are not requesting the information in the "FDA Status" column.

Note 12, page F-42

19. Please clarify in the filing why you have not adjusted the financial statements for the fair values determined by the retrospective valuation performed.

20. Refer to your response to comment 59. Please confirm that you haven't issued any equity instruments since the date of your last response.

Note 15: Subsequent events, pages F-47-F-51

Resignation of Austin McNamara, page F-48

21. We have read your response to comment 60, but it is unclear how the fair value of the stock of $10 relating to the liability recorded relates to the current IPO price. Please clarify in Management's Discussion and Analysis the reasons for any differences.

Exhibit 10.6

22. We note your response to comment 22. However, some attachments still appear to be missing on EDGAR. We note the following examples:

- Exhibit 10.6 does not appear to include Exhibit E.
- Exhibit 10.7 does not appear to include Exhibits A, B, and C.
- Exhibit 10.19 does not appear to include Exhibits A and B.
- Exhibit 10.20 does not appear to include Exhibits A and B.

Please re-file these four exhibits and include all attachments. Confirm in your response letter that all Item 601(b)(10) exhibits are filed in their entirety.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark B. Weeks, Esq.
        Kevin T. Collins, Esq.
        Lora D. Blum, Esq.
        Heller Ehrman LLP
        275 Middlefield Road
        Menlo Park, California 94025